FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Blocklisting Interim Review

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Chiroscience Share Schemes

3. Period of return:

From	1 January 2004	To	30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

537,041

5. Number of shares issued / allotted under scheme during period:

174,223

6. Balance under scheme not yet issued / allotted at end of period

362,818

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 Ordinary 50p Shares 17 March 2000 – Ref GB0001822765
900,000 Ordinary 50p Shares 13 October 2000 – Ref GB0001822765
39,004 Ordinary 50p Shares 20 August 2001 - Ref GB0001822765
110,996 Ordinary 50p Shares 23 August 2001 - Ref GB0001822765
126,000 Ordinary 50p Shares 18 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

278,453,468

Contact for queries

Name	Cheryl Cramer
Address	208 Bath Road, Slough
Telephone	(01753) 447933

Person making the return

Name	Anita Dowling
Position	Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:           Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Executive Share Option Scheme (Celltech)

3. Period of return:

From	1 January 2004	To	30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,977,109

5. Number of shares issued / allotted under scheme during period:

573,164

6. Balance under scheme not yet issued / allotted at end of period

5,040,305

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary 50p Shares 13 October 1995 – Ref A.4566/1995
1,000,000 Ordinary 50p Shares 17 March 2000 – Ref GB0001822765
1,000,000 Ordinary 50p Shares 13 October 2000 - Ref GB0001822765
100,547 Ordinary 50p Shares 28 August 2001 - Ref GB0001822765
203,458 Ordinary 50p Shares 31 August 2001 - Ref GB0001822765
85,995 Ordinary 50p Shares 6 September 2001 - Ref GB0001822765
324,149 Ordinary 50p Shares 15 March 2002 - Ref GB0001822765
34,448 Ordinary 50p Shares 18 March 2002 - Ref GB0001822765
232,382 Ordinary 50p Shares 20 March 2002 - Ref GB0001822765
481,592 Ordinary 50p Shares 20 February 2003 – Ref GB0001822765
363,636 Ordinary 50p Shares 9 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 11 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 14 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 15 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 16 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 22 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 24 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 25 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 28 June 2004 Ref GB0001822765
363,636 Ordinary 50p Shares 29 June 2004 Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

278,453,468

Contact for queries

Name	Cheryl Cramer
Address	208 Bath Road, Slough
Telephone	(01753) 447933

Person making the return

Name	Anita Dowling
Position	Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Medeva Share Schemes

3. Period of return:

From	1 January 2004	To	30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

228,048

5. Number of shares issued / allotted under scheme during period:

21,420

6. Balance under scheme not yet issued / allotted at end of period

206,628

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

800,000 Ordinary 50p Shares 13 October 2000 – Ref GB0001822765
199,004 Ordinary 50p Shares 16 August 2001 – Ref GB0001822765
160,996 Ordinary 50p Shares 20 August 2001 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

278,453,468

Contact for queries

Name	Cheryl Cramer
Address	208 Bath Road, Slough
Telephone	(01753) 447933

Person making the return

Name	Anita Dowling
Position	Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Conversion of £1 Preference Shares

3. Period of return:

From	1 January 2004	To	30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,822,597 Ordinary 50p Shares 13 October 1995 – Ref A.4566/1998
262,500 Ordinary 50p Shares 15 April 1998 – Ref RA/Celltech/00001
261,000 Ordinary 50p Shares 4 June 1998 - Ref GB0001822765
80,000 Ordinary 50p Shares 21 April 1999 - Ref GB0001822765
120,616 Ordinary 50p Shares 7 September 2001 - Ref GB0001822765
208,768 Ordinary 50p Shares 12 September 2001 - Ref GB0001822765
74,000 Ordinary 50p Shares 18 March 2002 - Ref GB0001822765
11,000 Ordinary 50p Shares 20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

278,453,468

Contact for queries

Name	Cheryl Cramer
Address	208 Bath Road, Slough
Telephone	(01753) 447933

Person making the return

Name	Anita Dowling
Position	Assistant Company Secretary
Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Celltech Group plc

2. Name of scheme

Savings Related Share Option Scheme (Celltech)

3. Period of return:

From	1 January 2004	To	30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

501,956

5. Number of shares issued / allotted under scheme during period:

30,458

6. Balance under scheme not yet issued / allotted at end of period

471,498

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

335,000 Ordinary 50p Shares 2 July 1997 - Ref A/2792/1997
50,000 Ordinary 50p Shares 15 April 1998 - Ref RA/Celltech/00001
20,000 Ordinary 50p Shares 4 June 1998 - Ref GB0001822765
145,000 Ordinary 50p Shares 21 April 1999 - Ref GB0001822765
300,000 Ordinary 50p Shares 13 October 2000 - Ref GB0001822765
96,257 Ordinary 50p Shares 23 August 2001 - Ref GB0001822765
103,743 Ordinary 50p Shares 28 August 2001 - Ref GB0001822765
100,000 Ordinary 50p Shares 18 March 2002 – Ref GB0001822765
90,980 Ordinary 50p Shares 20 March 2002 - Ref GB0001822765
100,000 Ordinary 50p Shares 20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records

278,453,468

Contact for queries

Name	Cheryl Cramer
Address	208 Bath Road, Slough
Telephone	(01753) 447933

Person making the return

Name	Anita Dowling
Position	Assistant Company Secretary
Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 1 July 2004